Filed by Energy East Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                        Subject Company:  RGS Energy Group, Inc.
                                                      Registration No. 333-59300



                                                       1ST QUARTER REPORT | 2001

[GRAPHIC DEPICTING A STADIUM UNDER CONSTRUCTION]

GROWTH
------
Upon completion of the RGS Energy merger we will be one of the most diversified energy providers in the Northeast, serving nearly 3 million customers, with annual revenues of approximately $5 billion and nearly $10 billion in assets.

                                                              [ENERGY EAST LOGO]



Fellow Shareholders:

STRONG EARNINGS REFLECTS CONTRIBUTIONS FROM NEW COMPANIES

Earnings for the quarter ended March 31, 2001, increased 15 cents per share primarily due to earnings from the mergers we completed last year, higher retail electricity and natural gas deliveries and our share repurchase program. Those increases were partially offset by higher costs of energy and lower retail electricity prices. Due to the seasonal nature of the merged companies' businesses, earnings for 2001 are expected to be stronger in the first and fourth quarters and weaker in the second and third, as compared to last year.


FINANCIAL HIGHLIGHTS (unaudited)
                                          3 Months Ended March 31
                                              2001         2000
(Thousands, except per share amounts)

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Operating Revenues
  Sales and services                       $1,271,139    $684,426
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Operating income                             $262,528    $169,327
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Income taxes                                  $89,578     $55,085
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Net income                                   $115,601     $93,327
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Average shares outstanding                    117,386     112,777
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Earnings per share basic and diluted             $.98        $.83
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Dividends per share                              $.23        $.22
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      Earnings per share increased 18 cents for the 12 months ended March 31,
2001, excluding non-recurring items in 2000 and 1999 and the extraordinary losses form the early retirement of debt. The increase was primarily due to higher retail electricity and natural gas deliveries, share repurchases, earnings from the merged companies and cost control efforts. Those increases were partially offset by higher costs of energy and lower retail electricity prices.

CREATING A LEADING NORTHEAST ENERGY COMPANY

In February we signed a merger agreement with RGS Energy Group, Inc. RGS Energy is the holding company for Rochester Gas & Electric, which provides electricity and natural gas to over 600,000 customers within a 2,700 square-mile service territory centered around the city of Rochester, NY.

      This merger is another important milestone in becoming a super-regional energy delivery and services company. By combining with RGS Energy, we become the premier upstate New York energy utility, while also strengthening our overall presence in the Northeast, adding to our generation portfolio and providing the opportunity for enhanced returns to shareholders.

      We anticipate that all necessary regulatory approvals will be obtained by the first quarter of 2002. We will continue to keep you informed as this merger progresses.

NYSEG PROPOSES FREEZING ELECTRIC RATES

NYSEG, our upstate New York subsidiary, has proposed a seven-year Price Protection Plan for its electric consumers designed to protect them from the significant electric supply price spikes and volatility that is impacting consumers in New York City and across the United States. By assuring long-term, reliable energy supply at stable prices, NYSEG's plan is designed to achieve a sensible transition to a competitive energy marketplace in upstate New York. In addition, by promoting competition through customer choice, NYSEG's plan assures that the people and businesses of upstate New York ultimately receive the benefits intended by deregulation of the electric industry. Implementation of the plan is subject to approval by the Public Service Commission. This plan is part of a comprehensive, six-point energy policy proposed by NYSEG for upstate New York to support an orderly transition to a competitive energy marketplace.

ENERGY DELIVERIES
                                          3 Months Ended March 31
                                              2001         2000
ELECTRIC
--------------------------------------------------------------------
Thousands of megawatt hours
Residential                                     2,514       1,519
Commercial                                      1,633         838
Industrial                                      1,616         812
Other                                             441         392
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      Total Retail                              6,204       3,561
Wholesale                                       1,662       1,842
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      Total                                     7,866       5,403
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NATURAL GAS
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Thousands of dekatherms
Residential                                    26,424      14,690
Commercial                                     10,752       5,136
Industrial                                      1,177         926
Other                                           3,253       2,087
Transportation of customer-owned gas           13,890      11,654
--------------------------------------------------------------------
      Total Retail                             55,496      34,493
Wholesale                                       3,375       2,618
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      Total                                    58,871      37,111
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      I look forward to updating you on our progress on these and other initiatives as we continue to implement our strategy.

                                 /s/ Wes von Schack
                                 Wesley W. von Schack
                                 Chairman, President and Chief Executive Officer



SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

The foregoing contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Energy East and RGS Energy are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in Energy East's and RGS Energy's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from the merger between Energy East and RGS Energy and the prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other factors. Readers are referred to Energy East's and RGS Energy's most recent reports filed with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with their proposed merger, Energy East and RGS Energy have filed a joint proxy statement/prospectus with the Securities and Exchange Commission. The joint proxy statement/prospectus was mailed to Energy East and RGS Energy shareholders beginning on April 28, 2001. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Energy East and RGS Energy with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643. Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649,
Telephone:  (800) 724-8833.